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SEC FILE NUMBER
0-22056

CUSIP NUMBER
781748108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Rural/Metro Corporation

Full Name of Registrant

Former Name if Applicable
9221 E. Via de Ventura

Address of Principal Executive Office (Street and Number)
Scottsdale, Arizona 85258

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rural/Metro Corporation (the “Company”) is filing this Notification of Late Filing (this “Notice”) because it is unable to file its Annual Report on Form 10-K for the period ended June 30, 2007 (the “Form 10-K”) with the Securities and Exchange Commission (“SEC”) by the fifteenth calendar day following the prescribed due date of September 13, 2007, without unreasonable effort or expense in light of the circumstances described below (as further discussed in the Company’s press release included as Exhibit 99.1 to a Form 8-K filed on September 14, 2007 with the SEC).

The Company identified certain errors in connection with its ongoing evaluation and review of its accounting relating to the following items, which it is in the process of completing: (1) income taxes; (2) deferred rent; (3) deferred subscription revenue; (4) a retirement plan; and (5) other items.

The Company discussed these errors and their impact on the Company’s financial statements with the Audit Committee of the Board of Directors of the Company (the “Audit Committee”). The Company and the Audit Committee have determined to restate the Company’s previously issued consolidated financial statements and financial data (covering the years or periods indicated below):

•	Consolidated financial statements for each of the fiscal years ended June 30, 2005 and 2006;

•	Selected consolidated financial data for each of the fiscal years ended June 30, 2003 through 2006; and

•	Interim financial information for each of the first three quarters and the related interim periods in the fiscal years ended June 30, 2006 and 2007.

On September 13, 2007, the Audit Committee concluded that the consolidated financial statements and financial data for the periods stated above, as well as any related financial information, should no longer be relied upon.

Although the Company has not yet completed the restatement of its financial statements, on a preliminary basis, the Company estimates the aggregate cumulative effect of the adjustments to be between $2.0 million and $4.5 million on an after-tax basis.

In addition, the Company will be evaluating whether any of the matters identified in the course of the restatement analysis were the result of one or more material weaknesses in its internal control over financial reporting. The Company has not yet determined whether any material weaknesses in its internal control over financial reporting exist as of June 30, 2007. The Company will conclude its evaluation of the effectiveness of its internal control over financial reporting and disclosure controls and procedures for such periods, and report its findings in this regard, when it files such financial statements.

On September 14, 2007, the Company notified The NASDAQ Stock Market LLC (“NASDAQ”) that it would not timely file the Form 10-K with the SEC by the fifteenth calendar day following the prescribed due date of September 13, 2007, and therefore, the Company would not be in compliance with NASDAQ’s filing requirement as set forth in NASDAQ Marketplace Rule 4310 (c)(14). NASDAQ requires, among other things, that the Company timely file all required reports with the SEC. The Company expects to restore compliance with such listing requirements when it files the Form 10-K and any other required periodic reports with the SEC.

The Company expects to continue to be in compliance with the financial covenants contained in its senior credit facility based on its restated financial statements. However, the need to restate the Company’s financial statements has resulted in a default under the senior credit facility. In addition, the delay in filing the Form 10-K described above will result in a default under a reporting covenant contained in the senior credit facility. The Company has made preliminary communications with the agents for the lenders under the facility to obtain waivers from such lenders. However, there can be no assurance that such waivers will be obtained. If the Company does not obtain a waiver, it will become an event of default under the senior credit facility and the lenders thereunder would have the right to accelerate the debt under the facility, which would have a material adverse effect on the financial condition and liquidity of the Company.

In addition, the delay in filing the Form 10-K will result in non-compliance with indentures pursuant to which the Company issued its senior discount notes and its subsidiary Rural/Metro Operating Company, LLC issued its senior subordinated notes. However, this non-compliance will not result in events of default under the indentures unless and until written notice thereof is delivered by the respective trustees or requisite holders of notes thereunder and, in any event, such events of default would be cured if the Company files the Form 10-K within 60 days of any such notice. As a result, the Company believes that it will be able to file the Form 10-K in sufficient time to avoid any event of default maturing into a default under any indenture. If such an event of default occurs and is continuing under the Indentures or the debt under the senior credit facility is accelerated pursuant to an event of default, all unpaid principal and accrued interest on the notes then outstanding may become immediately due and payable unless the Company is able to obtain a waiver. If a waiver is not obtained, this would have a material adverse effect on the financial condition and liquidity of the Company.

Until the Company’s review of its accounting processes is complete, the Company is unable to finalize its financial statements for the fiscal year ended June 30, 2007. The Company is working on completing the restated financial statements, the Form 10-K and related disclosures, and the related work on assessing its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 described above, and the Company expects to file all required filings with the SEC, including the Form 10-K, once it has completed the restated financial information for the periods described above.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Kristine A. Beian-Ponczak	(480)	994-3886
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently evaluating the impact of the items noted above on the Company’s financial statements for the periods contemplated by the restatements, including the corresponding period for the last fiscal year. Because of this ongoing evaluation, and until the restated financial statements are completed, the Company is currently unable to provide a reasonable estimate of the results and must defer the release of its financial results for the fiscal quarter and year ended June 30, 2007.

Forward-Looking Statements; Risks and Uncertainties

The foregoing reflects the Company’s views about the accounting adjustments, its financial condition, performance and other matters that constitute “forward-looking” statements; as such term is defined by the federal securities laws. You can find many of these statements by looking for words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “should,” “continue,” “predict,” “preliminary” and similar words used herein. These forward-looking statements are subject to the safe harbor protection provided by federal securities laws. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. These risks and uncertainties include, but are not limited to: (1) the results and effect of the Company’s review of its accounting practices; (2) the effects of any potential SEC or NASDAQ inquiry with respect to the potential adjustments or the Company’s accounting practices; (3) expectations as to the timing of the Company’s review, restatement and filing of its previously issued financial statements and its assessment of the effectiveness of disclosure controls and procedures and internal control over financial reporting, the review and filing of the Company’s Form 10-K for the fiscal year ended June 30, 2007, and the issuance of interim financial results for the Company; (4) should NASDAQ seek to delist the Company’s common stock following an untimely SEC filing, the possibility that the NASDAQ Listing Qualifications Panel may not grant the Company’s request for an extension to regain compliance with NASDAQ listing qualifications or the Company’s failure to regain compliance within any extension period, in which case the Company’s common stock would be delisted from the Nasdaq National Market; (5) the effects of any required restatement adjustments to previously issued financial statements and possible material weaknesses in internal control over financial reporting; (6) the possibility that any default under the Company’s financing arrangements could cause acceleration of repayment of the entire principal amounts and accrued interest on such arrangements; and (7) the additional risks and uncertainties and important factors detailed from time to time in the Company’s press releases and in the Company’s periodic filings under the Securities Exchange Act of 1934. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, because the statements are subject to risks and uncertainties, the Company can give no assurance that its expectations will be attained or that actual developments and results will not materially differ from those express or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on the statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Rural/Metro Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 14, 2007	By:	/s/ Kristine A. Beian-Ponczak

Kristine A. Beian-Ponczak
Senior Vice President and Chief Financial Officer